Mail Stop 4561

May 1, 2007

Michael A. Aviles
President and Chief Executive Officer
Vignette Corporation
1301 South MoPac Expressway
Austin, Texas 78746

Re: Vignette Corporation
**   Form 10-K for the Fiscal Year Ended December 31, 2006**

Dear Mr. Aviles:

        We have complete our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Mark Kronforst
                                        Accounting Branch Chief